Table of Contents

Exhibit 21.1

SIGNIFICANT SUBSIDIARIES

     The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2009:

	Jurisdiction of	Percentage
Name of Company	Incorporation	Owned	Description
Propimex, S.A. de C.V.	Mexico	100.00%	Manufacturer of bottles and distributor of bottled beverages.

Controladora Interamericana de Bebidas, S.A. de C.V	Mexico	100.00%	Holding company of manufacturers and distributors of beverages.

Spal Industria Brasileira de Bebidas, S.A.
	Brazil	97.71%	Manufacturer of cans and related products for bottling beverages.

Coca-Cola FEMSA de Venezuela S.A. (formerly Panamco Venezuela, S.A. de C.V.)	Venezuela	100.00%	Manufacturer of bottles and related products for bottling beverages.